Exhibit 99.1

ZIM Reports Financial Results for the First Quarter of 2026

Reported First Quarter Revenues of $1.40 Billion, Net Loss of $86 Million, Adjusted
EBITDA1 of $313 Million and Adjusted EBIT1 Loss of $5 Million

Haifa, Israel, May 20, 2026 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”), a global container liner shipping company, announced today its consolidated results for the three months ended March 31, 2026.

First Quarter 2026 Highlights

•
Net loss for the first quarter was $86 million (compared to a net income of $296 million in the first quarter of 2025), or diluted loss per share of $0.71[2] (compared to diluted earnings per share of $2.45 in the first quarter of 2025).

•	Adjusted EBITDA for the first quarter was $313 million, a year-over-year decrease of 60%.
•	Operating loss (EBIT) for the first quarter was $18 million, compared to operating income of $464 million in the first quarter of 2025.
•	Adjusted EBIT loss for the first quarter was $5 million, compared to Adjusted EBIT of $463 million in the first quarter of 2025.
•	Revenues for the first quarter were $1.40 billion, a year-over-year decrease of 30%.
•	Carried volume in the first quarter was 866 thousand TEUs, a year-over-year decrease of 8%.
•	Average freight rate per TEU in the first quarter was $1,310, a year-over-year decrease of 26%.
•
Net leverage ratio[1] of 1.7x as of March 31, 2026, compared to 1.3x as of December 31, 2025; net debt[1] of $2.93 billion as of March 31, 2026, compared to net debt of $2.92 billion as of December 31, 2025.

1 See "Use of Non-IFRS Financial Measures." A reconciliation of each non-IFRS financial measure to its closest respective IFRS measure is provided in the tables below.
2 The number of shares used to calculate the diluted earnings per share is 120,477,221. The number of outstanding shares as of March 31, 2026 was 120,519,658.

Eli Glickman, ZIM President & CEO, stated, “Our first quarter results were broadly in line with our expectations, reflecting a softer freight rate environment, coupled with weaker demand. Importantly, as the proposed transaction with Hapag-Lloyd moves forward and we continue to navigate the ongoing hostilities affecting Israel and the Middle East, ZIM remains firmly focused on service reliability and disciplined execution. We appreciate the strong support of our valued customers, who have remained engaged and constructive throughout this period.”

Mr. Glickman added, “The conflict in the Persian Gulf has sparked a sharp increase and significant volatility in bunkering costs. While the impact on first quarter results was minimal, we expect a more meaningful effect in the second quarter, before our actions to offset these costs, including increased freight rates and bunker-specific surcharges, begin to take hold. It is also important to note that ZIM is likely to see incremental benefits from our early adoption of LNG technology and long-term agreements with Shell securing LNG supply on competitive terms. With a fleet comprised of approximately 40% LNG-powered capacity, ZIM not only offers shippers a pathway to significantly reduced carbon emissions but maintains a fuel-efficient and cost-effective fleet.”

“Although market fundamentals remain challenging across ZIM’s main trade lanes, we have recently observed a positive change in the trend on the Transpacific trade with freight rates strengthening alongside demand. If this momentum continues, we expect it to support our financial performance, particularly in the second half of the year. In parallel, we completed annual contract negotiations, which went into effect on May 1, maintaining similar contracted volumes to last year with approximately 65% of our Transpacific volume exposed to spot rates. This approach underpins our nimble commercial strategy and allows us to stay agile and proactive in deploying capacity as demand patterns shift. Moreover, initiatives such as ZIM on Air, a newly launched service that provides combined sea and air shipping from Asia to the U.S and Europe, underscore our innovative spirit and ability to deliver differentiated solutions. We continue to receive very positive feedback from both existing and new customers who rely on ZIM to meet their evolving shipping needs.”

Mr. Glickman concluded, “Pending completion of the proposed transaction with Hapag-Lloyd, which remains subject to approvals by various regulatory authorities including the State of Israel, our commitment to operational excellence and customer service remains unchanged. The strength of our organization begins with our people, and I thank the exceptional ZIM team for its dedication and service especially during this turbulent time. With our improved cost base and modernized fleet, we believe we have built a business that is well positioned to weather near-term headwinds and support long-term profitable growth.”

Summary of Key Financial and Operational Results

	Q1-26	Q1-25
Carried volume (TEU in thousands)	866	944
Average freight rate ($/TEU)	1,310	1,776
Total revenues ($ in millions)	1,396	2,007
Operating income (loss) (EBIT) ($ in millions)	(18)	464
Profit (loss) before income tax ($ in millions)	(98)	381
Net income (loss) ($ in millions)	(86)	296
Adjusted EBITDA ($ in millions)	313	779
Adjusted EBIT ($ in millions)	(5)	463
Net income (loss) margin (%)	(6)	15
Adjusted EBITDA margin (%)	22	39
Adjusted EBIT margin (%)	(0)	23
Diluted earnings (loss) per share ($)	(0.71)	2.45
Net cash generated from operating activities ($ in millions)	263	855
Free cash flow[1] ($ in millions)	235	787
	MAR-31-26	DEC-31-25
Net debt ($ in millions)	2,933	2,925

Financial and Operating Results for the First Quarter Ended March 31, 2026

Total revenues were $1.40 billion for the first quarter of 2026, compared to $2.01 billion for the first quarter of 2025, mainly driven by a decrease in freight rates, as well as in carried volume.

ZIM carried 866 thousand TEUs in the first quarter of 2026, compared to 944 thousand TEUs in the first quarter of 2025. The average freight rate per TEU was $1,310 for the first quarter of 2026, compared to $1,776 for the first quarter of 2025.

Operating loss (EBIT) for the first quarter of 2026 was $18 million, compared to operating income of $464 million for the first quarter of 2025. The decrease was driven primarily by the above-mentioned decrease in revenues.

Net loss for the first quarter of 2026 was $86 million, compared to net income of $296 million for the first quarter of 2025, driven primarily by the above-mentioned decrease in revenues, partially offset by the change in income taxes.

Adjusted EBITDA for the first quarter of 2026 was $313 million, compared to $779 million for the first quarter of 2025. Adjusted EBIT loss was $5 million for the first quarter of 2026, compared to Adjusted EBIT of $463 million for the first quarter of 2025. Adjusted EBITDA and Adjusted EBIT margins for the first quarter of 2026 were 22% and 0%, respectively. This compares to 39% and 23% for the first quarter of 2025, respectively.

Net cash generated from operating activities was $263 million for the first quarter of 2026, compared to $855 million for the first quarter of 2025.

Liquidity, Cash Flows and Capital Allocation

ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) decreased by $265 million from $2.80 billion as of December 31, 2025 to $2.54 billion as of March 31, 2026. Capital expenditures totaled $31 million for the first quarter of 2026, compared to $78 million for the first quarter of 2025. Net debt position as of March 31, 2026, was $2.93 billion, compared to a net debt position of $2.92 billion as of December 31, 2025, an increase of $8 million. ZIM's net leverage ratio as of March 31, 2026, was 1.7x, compared to 1.3x as of December 31, 2025.

Fleet Update

ZIM currently operates 114 containerships with a total capacity of 699 thousand TEUs, as well as 13 car carriers, compared to 126 containerships with total capacity of 774 thousand TEU and 15 car carriers as of our Q1 2025 earnings release (May 19, 2025).

In addition, the Company has 10 containerships scheduled for charter expiration in 2026, representing an aggregate capacity of approximately 36 thousand TEU. In 2027, 17 containerships are scheduled for charter expiration, representing an aggregate capacity of approximately 34 thousand TEU.

ZIM has entered into charter agreements for an aggregate of approximately 250 thousand TEU of newbuild capacity, with deliveries scheduled for future periods, including:

•	Four 8,000 TEU vessels with charter durations between 5 to 7.5 years and expected delivery between the second half of 2026 and the first half of 2027
•	Ten 11,500 TEU dual-fuel LNG vessels with charter duration of 12 years and expected delivery between 2027 and 2028. ZIM holds options to purchase these vessels
•	Two containerships with capacity of 12,000 TEU, scheduled for delivery between 2027 and 2028, with charter periods of up to five years, in addition to optional extensions
•	20 ships with capacity ranging from 3,000 to 5,000 TEU, scheduled for delivery between 2027 and 2028, with charter periods of up to five years, in addition to optional extensions

Volume Breakdown by Geographic Trade Zone (K TEU)*

	Three months ended March 31
	2026	2025
Pacific	391	385
Cross-Suez	66	85
Atlantic	114	140
Intra-Asia	198	193
Latin America	97	141
Total	866	944

* The table above may contain slight summation differences due to rounding.

First Quarter 2026 Dividend

In accordance with its dividend policy and in light of the net loss recorded in the first quarter of 2026, the Company will not pay a dividend to shareholders on account of its first quarter results.

All future dividends are subject to the discretion of Company's Board of Directors and to the restrictions provided by Israeli law. In addition, distribution of special dividends is restricted under the merger agreement between the Company and Hapag-Lloyd.

Transaction with Hapag-Lloyd

On February 16, 2026, ZIM announced that it entered into a merger agreement with Hapag-Lloyd, under which Hapag-Lloyd will acquire ZIM for $35.00 per share in cash. The transaction was unanimously approved by ZIM’s Board of Directors and approved by shareholders at a special meeting held on April 30, 2026. The transaction remains subject to satisfaction of customary closing conditions, including approvals by various regulatory authorities among them the State of Israel pursuant to the requirements of the Special State Share (the “Golden Share”) and is expected to close in the fourth quarter of 2026.

Until the closing of the transaction, Hapag-Lloyd and ZIM will remain separate independent companies and ZIM will continue to operate in the ordinary course.

Conference Call Update

In light of the proposed transaction with Hapag-Lloyd, ZIM will not host a conference call in connection with its first quarter 2026 results.

About ZIM

Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with operations in more than 90 countries, serving over 30,000 customers across more than 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, assumptions, and other important factors, may include statement regarding macroeconomic and geopolitical conditions, chartering agreements, anticipated capacity, and the timing thereof, statements relating to the timing and closing of the merger agreement with Hapag-Lloyd, the Company’s anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: our expectations regarding general market conditions as a result of the current geopolitical instability, developments and further escalation of events, including, but not limited to, risks and uncertainties relating to outcome of the merger agreement with Hapag-Lloyd, the current military conflict between Israel and the U.S. against Iran and some of its proxies, the Houthi attacks against vessels in the Red Sea, the war between Israel and Hamas, Iran and Iranian-backed proxies (including its impact on the Strait of Hormuz), the political and military instability in the Middle East and the war between Russia and Ukraine; our expectations regarding general market conditions as a result of global economic trends, including potential rising inflation and interest rates as a result of geopolitical and other events; our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices and supply, charter and freights rates, container values and other factors affecting supply and demand; our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to adequately respond to political, economic and military instability in Israel and the Middle East (particularly as a result of the Israel-Hamas war and the Israel-Hezbollah and Israel-Iran armed conflicts), and our ability to maintain business continuity as an Israeli-incorporated company in times of emergency; our ability to effectively handle cyber-security threats and recover from cyber-security incidents, including in connection with the war between Israel and Iran and Iranian-backed proxies; our anticipated ability to obtain additional financing in the future to fund expenditures; our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations; the expected benefits of our cooperation agreements and strategic partnerships; formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which we are not a party to; our anticipated insurance costs; our expectations regarding the availability of crew; our expectations regarding our environmental and regulatory conditions, including extreme weather events (such as the drought conditions in the Panama Canal), changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations; our expectations regarding potential liability from current or future litigation; our plans regarding hedging activities; our ability to pay dividends in accordance with our dividend policy; our expectations regarding our competition and ability to compete effectively, and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2025 Annual Report filed with the SEC on March 9, 2026.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with IFRS Accounting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures

The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, as well as capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted, as applicable, to exclude impairment of assets (or the reversal of which), capital gains (losses) beyond the ordinary course of business, expenses related to legal contingencies and acquisition related expenses (compensation costs and professional fees).

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted, as applicable, to exclude impairment of assets (or the reversal of which), capital gains (losses) beyond the ordinary course of business, expenses related to legal contingencies and acquisition related expenses (compensation costs and professional fees).

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBIT and Adjusted EBITDA and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
media@zim.com

CONSOLIDATED BALANCE SHEET (Unaudited) (U.S. dollars in millions)

	March 31		December 31
	2026	2025	2025
Assets
Vessels	5,560.5	5,727.5	5,801.7
Containers and handling equipment	1,084.2	1,065.6	1,102.1
Other tangible assets	137.0	105.2	137.8
Intangible assets	108.5	110.3	109.4
Investments in associates	34.4	22.0	28.6
Other investments	967.9	1,109.0	1,051.7
Other receivables	121.6	55.5	137.0
Deferred tax assets	8.8	7.6	9.2
Total non-current assets	8,022.9	8,202.7	8,377.5

Inventories	206.6	217.5	167.8
Trade and other receivables	720.9	760.0	676.0
Other investments	705.7	765.4	735.1
Cash and cash equivalents	921.6	1,546.1	1,051.7
Total current assets	2,554.8	3,289.0	2,630.6
Total assets	10,577.7	11,491.7	11,008.1

Equity
Share capital and reserves	2,046.5	2,039.8	2,051.4
Retained earnings	1,777.7	1,918.1	1,969.5
Equity attributable to owners of the Company	3,824.2	3,957.9	4,020.9
Non-controlling interests	3.9	6.0	4.7
Total equity	3,828.1	3,963.9	4,025.6

Liabilities
Lease liabilities	4,320.7	4,539.7	4,551.6
Loans and other liabilities	43.1	55.5	47.2
Employee benefits	71.5	55.2	63.4
Deferred tax liabilities	164.3	83.6	186.2
Total non-current liabilities	4,599.6	4,734.0	4,848.4

Trade and other payables	703.7	1,137.8	636.4
Provisions	117.6	85.4	118.4
Contract liabilities	214.2	287.7	239.9
Lease liabilities	1,074.0	1,235.1	1,096.5
Loans and other liabilities	40.5	47.8	42.9
Total current liabilities	2,150.0	2,793.8	2,134.1
Total liabilities	6,749.6	7,527.8	6,982.5

Total equity and liabilities	10,577.7	11,491.7	11,008.1

CONSOLIDATED INCOME STATEMENTS (Unaudited) (U.S. dollars in millions, except per share data)

	Three months ended March 31		Year ended December 31
	2026	2025	2025

Income from voyages and related services	1,396.5	2,006.6	6,904.2
Cost of voyages and related services:
Operating expenses and cost of services	(1,031.7)	(1,162.6)	(4,460.8)
Depreciation	(307.6)	(310.8)	(1,259.5)
Impairment reversal of assets			137.0
Gross profit	57.2	533.2	1,320.9

Other operating income	25.4	12.5	43.4
Other operating expenses	(0.1)		(1.5)
General and administrative expenses	(96.2)	(79.0)	(336.3)
Share of loss of associates	(4.6)	(2.4)	(10.5)

Results from operating activities	(18.3)	464.3	1,016.0

Finance income	32.3	40.0	133.1
Finance expenses	(112.2)	(123.8)	(490.6)

Net finance expenses	(79.9)	(83.8)	(357.5)

Profit (loss) before income taxes	(98.2)	380.5	658.5

Income taxes	11.9	(84.4)	(177.0)

Profit (loss) for the period	(86.3)	296.1	481.5

Attributable to:
Owners of the Company	(86.0)	295.3	479.2
Non-controlling interests	(0.3)	0.8	2.3
Profit (loss) for the period	(86.3)	296.1	481.5

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	(0.71)	2.45	3.98
Diluted earnings (loss) per 1 ordinary share	(0.71)	2.45	3.98

Weighted average number of shares for earnings (loss) per share calculation:
Basic	120,477,221	120,439,282	120,453,671
Diluted	120,477,221	120,508,654	120,515,854

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (U.S. dollars in millions)

	Three months ended March 31		Year ended December 31
	2026	2025	2025

Cash flows from operating activities
Profit (loss) for the period	(86.3)	296.1	481.5

Adjustments for:
Depreciation and amortization	318.0	315.9	1,286.1
Impairment reversal			(137.0)
Net finance expenses	79.9	83.8	357.5
Share of losses and change in fair value of investees	(15.4)	2.4	5.6
Capital gain, net	(4.8)	(11.9)	(37.6)
Income taxes	(11.9)	84.4	177.0
Other non-cash items	0.2	0.4	(0.1)

	279.7	771.1	2,133.0

Change in inventories	(38.8)	(5.3)	44.4
Change in trade and other receivables	(37.8)	181.8	262.3
Change in trade and other payables, including contract liabilities	30.3	(126.2)	(267.1)
Change in provisions and employee benefits	7.6	1.4	35.6

	(38.7)	51.7	75.2

Dividends received from associates	1.2	1.0	1.9
Interest received	27.5	30.4	113.7
Income taxes received (paid)	(7.0)	0.5	(24.3)

Net cash generated from operating activities	262.7	854.7	2,299.5

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, and interest in investees	3.7	9.9	36.6
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(31.3)	(78.0)	(217.7)
Disposal (acquisition) of investment instruments, net	46.5	(13.2)	148.6
Loans granted to investees	(3.5)	(1.9)	(8.1)
Change in other receivables	7.8	7.4	(67.5)
Change in other investments (mainly deposits), net	82.2	34.1	(25.2)
Net cash generated from (used in) investing activities	105.4	(41.7)	(133.3)

Cash flows from financing activities
Repayment of lease liabilities and borrowings	(281.3)	(460.4)	(1,439.6)
Dividend paid to non-controlling interests	(0.4)	(0.2)	(3.8)
Dividend paid to owners of the Company	(106.1)		(515.6)
Interest paid	(110.6)	(121.7)	(474.3)
Net cash used in financing activities	(498.4)	(582.3)	(2,433.3)

Net change in cash and cash equivalents	(130.3)	230.7	(267.1)
Cash and cash equivalents at beginning of the period	1,051.7	1,314.7	1,314.7
Effect of exchange rate fluctuation on cash held	0.2	0.7	4.1
Cash and cash equivalents at the end of the period	921.6	1,546.1	1,051.7

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT* (U.S. dollars in millions)

	Three months ended March 31		Year ended December 31
	2026	2025	2025

Net income (loss)	(86)	296	481
Financial expenses, net	80	84	358
Income taxes	(12)	84	177
Operating income (loss) (EBIT)	(18)	464	1,016
Capital loss (gain), beyond the ordinary course of business	(1)	(2)	(3)
Impairment reversal of assets			(137)
Acquisition related expenses	14
Expenses related to legal contingencies			9
Adjusted EBIT	(5)	463	885
Adjusted EBIT margin	0%	23%	13%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA* (U.S. dollars in millions)

	Three months ended March 31		Year ended December 31
	2026	2025	2025

Net income (loss)	(86)	296	481
Financial expenses, net	80	84	358
Income taxes	(12)	84	177
Depreciation and amortization	318	316	1,286
EBITDA	300	780	2,302
Capital loss (gain), beyond the ordinary course of business	(1)	(2)	(3)
Impairment reversal of assets			(137)
Acquisition related expenses	14
Expenses related to legal contingencies			9
Adjusted EBITDA	313	779	2,171
Net income (loss) margin	-6%	15%	7%
Adjusted EBITDA margin	22%	39%	31%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW* (U.S. dollars in millions)

	Three months ended March 31		Year ended December 31
	2026	2025	2025

Net cash generated from operating activities	263	855	2,300
Capital expenditures, net	(28)	(68)	(280)
Free cash flow	235	787	2,020

* The table above may contain slight summation differences due to rounding.